Filed Pursuant to Rule 424(B)(3)
File No. 333-43538
The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 10, 2002

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated August 11, 2000)

$

            % Notes due

The notes will bear interest at the rate of             % per year. We will pay interest on the notes on              and              of each year. The first interest payment will be made on             , 2002. The notes will mature on             . We may redeem some or all of the notes at any time at the prices described in this prospectus supplement under the caption “Description of the Notes—Optional Redemption.”

The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price (1)%		$
Underwriting discount	%	$
Proceeds before expenses to SUPERVALU	%	$
(1) Plus accrued interest from , 2002, if settlement occurs after that date.

The underwriters expect to deliver the notes in book-entry from only through the facilities of The Depository Trust Company against payment in New York, New York on or about             , 2002.

Joint Book-Running Managers

Banc One Capital Markets, Inc.	JPMorgan

Harris Bankcorp, Inc.
Rabobank International
U.S. Bancorp Piper Jaffray
Wachovia Securities

The date of this prospectus supplement is May     , 2002

About This Prospectus Supplement

This prospectus supplement contains information about SUPERVALU and the terms of the notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus supplement or the accompanying prospectus or any document incorporated by reference is accurate only as of the date on the front cover of the applicable document.

Prospectus Supplement

Prospectus

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

We have made in this prospectus supplement and in the documents that we incorporate by reference, forward-looking statements concerning our operations, performance and financial condition, as well as our strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate” or ‘‘anticipate’’ or the negative of those words or other comparable terminology. These forward-looking statements are subject to various risks and uncertainties and we claim the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere or incorporated by reference in this prospectus supplement, including:

•	the competitive practices in the retail food and food distribution industries;

•	the nature and extent of the consolidation of the retail food and food distribution industries;

•	our ability to attract and retain customers for our food distribution business and to control food distribution costs;

•	our ability to grow through acquisitions and assimilate acquired entities;

•	general economic or political conditions that affect consumer buying habits generally or acts of terror directed at the food industry that affect consumer behavior;

•	potential work disruptions from labor disputes or national emergencies;

•
the timing and implementation of certain restructuring activities we have announced, including our consolidation of certain distribution facilities, our exit from certain non-core markets and our disposition of under-performing stores;

•	the availability of favorable credit and trade terms; and

•	other risk factors inherent in the retail food and food distribution industries.

Any forward-looking statement speaks only as of the date on which the statement is made, and we undertake no obligation to update the statement to reflect events or circumstances arising after that date. Other risks or uncertainties may be detailed from time to time in our future filings with the SEC.

See “Where You Can Find More Information” in this prospectus supplement.

SUMMARY

This summary may not contain all of the information that is important to you. You should read the following summary together with the more detailed information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. References in this prospectus supplement to “SUPERVALU,” “Company,” “we,” “us” and “our” refer to SUPERVALU INC. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

SUPERVALU

SUPERVALU is one of the largest companies in the United States grocery channel. SUPERVALU conducts its retail operations under three principal store formats: extreme value food stores, under the retail banner Save-A-Lot; price superstores, under such retail banners as Cub Foods, Shop ’n Save, Shoppers Food Warehouse, Metro and bigg’s; and supermarkets, under such retail banners as Farm Fresh, Scott’s and Hornbacher’s. These diverse store formats enable us to operate in a variety of markets under widely differing competitive circumstances. SUPERVALU also provides food distribution and related logistics support services across the United States retail grocery channel. Our food distribution customers include single and multiple grocery store independent operators, regional and national chains, as well as mass merchants and the military. These customers are located in 48 states, and range in size from small convenient stores to 200,000 square foot supercenters.

As of February 23, 2002, SUPERVALU conducted its retail operations through 1,260 retail food stores, including 764 licensed extreme value food stores. In fiscal year 2003, we anticipate opening approximately 150 to 170 new extreme value food stores and 10 to 15 new price superstores. In addition, as of February 23, 2002, SUPERVALU was affiliated with 4,280 retail food stores in 48 states as the primary supplier of approximately 2,780 stores and a secondary supplier of approximately 1,500 stores.

SUPERVALU, a Delaware corporation, was organized in 1925 as the successor to two wholesale grocery firms established in the 1870’s. Our principal executive office is located at 11840 Valley View Road, Eden Prairie, Minnesota 55344 and our telephone number at that location is (952) 828-4000. Our Web site is located at www.supervalu.com. The information contained on our Web site is not part of this prospectus supplement.

The Offering

The following is a brief summary of the notes and the offering. For a more complete description of the terms of the notes, see “”Description of the Notes’’ in this prospectus supplement.

Issuer	SUPERVALU INC., a Delaware corporation.

Notes Offered	$ aggregate principal amount of % Notes due .

Maturity	.

Interest Payment Dates	Interest on the notes will accrue from , 2002 and will be payable on and of each year, beginning , 2002, to holders of record on the and immediately preceding the relevant interest payment date.

Ranking
The notes will be our unsecured and unsubordinated obligations and will rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, the notes will be effectively subordinated to all existing and future obligations of our subsidiaries. The indenture under which the notes will be offered does not limit the amount of debt that we or any of our subsidiaries may incur.

Optional Redemption	We may redeem all or part of the notes at any time at our option at a redemption price equal to the greater of:

• the principal amount of the notes being redeemed plus accrued interest to the redemption date; or

•  the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined) plus          basis points, plus accrued interest to the redemption date.

Sinking Fund	None.

Form and Denominations
The notes will be issued in book-entry form only in denominations of $1,000 and integral multiples of $1,000 and will be represented by one or more global notes deposited with a custodian for, and will be registered in the name of a nominee for, The Depository Trust Company.

Trustee	Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company).

Certain Covenants	The indenture contains restrictive covenants that, among other things, will limit our ability and some of our subsidiaries to:

• incur secured indebtedness; and

• engage in sale and lease-back transactions.

These covenants are subject to important exceptions and qualifications, which are described under the caption “Description of Debt Securities” in the accompanying prospectus.

Events of Default	Each of the following is an event of default under the indenture for the notes:

• our failure for 30 days to pay interest when due on the notes;

• our failure to pay principal of or premium, if any, on the notes when due;

• our failure to perform other covenants with respect to the notes for 60 days after receipt of notice of failure; and

• certain events of bankruptcy, insolvency or reorganization.

Use of Proceeds
We intend to use approximately $173 million of the net proceeds to redeem prior to maturity approximately $169 million of 9.75% senior notes due 2004. The balance of the net proceeds will be used for general corporate purposes.

Absence of Market for the Notes
There is no existing trading market for the notes. We currently have no intention to apply to list the notes on any securities exchange. We cannot make any assurance as to the development or liquidity of any trading market.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below are derived or selected from our audited consolidated financial statements and related notes. This information is qualified in its entirety by and should be read together with our audited consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. Fiscal year 1998 included 53 weeks; all other fiscal years included 52 weeks.

	Fiscal Year Ended
	February 23, 2002(1)	February 24, 2001(2)	February 26, 2000(3)	February 27, 1999	February 28, 1998(4)
	(in thousands, except ratios and per share amounts)
Statement of Operations:
Net sales	$20,908,522	$23,194,279	$20,339,079	$17,420,507	$17,201,378
Cost of Sales	18,307,974	20,635,564	18,111,296	15,620,127	15,430,642
Selling and administrative expenses	2,037,771	2,042,259	1,705,003	1,382,212	1,365,327
Gain on sale of Hazelwood Farms Bakeries	—	—	(163,662)	—	—
Restructure and other charges	46,300	171,264	103,596	—	—
Interest, net	172,774	190,835	135,392	101,907	113,993
Equity in earnings and gain on sale of ShopKo	—	—	—	—	(93,364)
Earnings before taxes	343,703	154,357	447,454	316,261	384,780
Provision for income taxes	138,168	72,392	204,513	124,923	154,023
Net earnings	205,535	81,965	242,941	191,338	230,757
Diluted earnings per common share	$1.53	$0.62	$1.87	$1.57	$1.82
Diluted weighted average common shares outstanding (in thousands)	133,978	132,829	130,090	121,961	126,550

Balance Sheet Data (at period end):
Inventories (5)	$1,186,803	$1,490,685	$1,626,087	$1,195,217	$1,247,429
Working Capital (5)	43,305	(115,062)	(196,348)	188,000	286,800
Net property, plant and equipment	2,208,633	2,232,794	2,168,210	1,699,024	1,589,601
Total assets	5,824,782	6,359,980	6,495,353	4,265,949	4,093,010
Long-term debt and capital leases	1,875,873	2,008,474	1,953,741	1,246,269	1,260,728
Stockholders’ equity	1,916,693	1,793,495	1,821,479	1,305,639	1,201,905

Other Data:
EBITDA (6)	$916,027	$921,563	$799,842	$651,691	$638,821
Capital expenditures	$388,658	$511,673	$539,264	$346,390	$279,768
Ratio of earnings to fixed charges (7)
Including restructure and other items	2.43	1.60	3.47	3.17	3.49
Excluding restructure and other items	2.69	2.59	3.14	3.17	2.90
Ratio of total debt to total capitalization	54.1%	59.6%	60.0%	54.6%	56.9%

(footnotes are on following page)

(1)
Net earnings for fiscal year 2002 include restructure and other items of $35.2 million or $0.27 per diluted share. This includes total pretax adjustments of $58.8 million, including $46.3 million of restructure charges and $12.5 million in store closing charges recorded in the fourth quarter. The $46.3 million of restructure charges include $16.3 million for additional efficiency initiatives and $30.0 million of net adjustments to increase prior years’ restructure charges, primarily for increased lease liabilities. During the fourth quarter, SUPERVALU also recorded $12.5 million in store closing reserves reflected in selling and administrative expenses. EBITDA and the ratio of earnings to fixed charges have been adjusted to exclude these transactions.

(2)
Net earnings for fiscal year 2001 include restructure and other items of $153.9 million or $1.16 per diluted share. This includes total pretax adjustments of $240.1 million, including $171.3 million of restructure and other charges primarily related to consolidation of distribution facilities, exit of certain non-core retail markets and write-off of other items. The pretax adjustments also include $17.1 million in cost of sales for inventory mark-downs related to restructure exit activities and $51.7 million in selling and administrative expenses primarily for store closing reserves and provisions for certain uncollectible receivables. EBITDA and the ratio of earnings to fixed charges have been adjusted to exclude these transactions.

(3)
Net earnings for fiscal year 2000 include a net benefit of $10.9 million or $0.08 per diluted share from the gain on sale of Hazelwood Farms Bakeries and restructure charges. This reflects total pretax net adjustments of $60.1 million, which include a $163.7 million gain on sale of Hazelwood Farms Bakeries and $103.6 million of restructure charges related primarily to facility consolidation, non-core store disposal and rationalization of redundant and certain decentralized administrative functions. EBITDA and the ratio of earnings to fixed charges have been adjusted to exclude these transactions.

(4)
Net earnings for fiscal year 1998 include a net gain on the sale of ShopKo of $53.7 million or $0.42 per diluted share. EBITDA and the ratio of earnings to fixed charges have been adjusted to exclude this transaction.

(5)	Working capital and inventories are calculated after adding back the LIFO reserve.

(6)
EBITDA represents net income before interest, income taxes, depreciation and amortization and excludes restructuring and other items and the gains on sale of Hazelwood Farms Bakeries and ShopKo. EBITDA is provided because analysts and investors commonly use it to determine a company’s ability to incur and service its debt. EBITDA is not a measurement of performance under generally accepted accounting principles and should not be considered as an alternative to net income or income from operations as a measure of operating performance or to cash flow data prepared in accordance with generally accepted accounting principles as a measure of liquidity. In addition, EBITDA, as determined by us, may not be compatible to related or similar measures as reported by other companies and does not represent funds available for discretionary use.

(7)
Earnings used to calculate the ratio of earnings to fixed charges consist of earnings from operations before income taxes, adjusted for the portion of fixed charges deducted from those earnings. Fixed charges consist of interest on all indebtedness (including capital lease obligations), amortization of debt expense and the portion of interest expense on operating leases deemed representative of the interest factor. Ratios are presented on a consolidated basis.

USE OF PROCEEDS

The net proceeds of this offering, after deducting underwriting discounts and expenses, are estimated to be approximately $            . We intend to use approximately $173 million of the net proceeds to redeem prior to maturity approximately $169 million of 9.75% senior notes due 2004. The balance of the net proceeds will be used for general corporate purposes.

Pending application for the foregoing purposes, we intend to invest the proceeds in short-term interest bearing instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of February 23, 2002. The “As Adjusted” column shows our cash and cash equivalents and capitalization after giving effect to the issuance of the notes and the application of approximately $             million of net proceeds as described under “Use of Proceeds.” You should read this table in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

	As of February 23, 2002
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$12,171	$

Short-term debt and capital leases:
Notes payable	$27,465	$
Current portion of long-term debt	326,266
Current portion of capital leases	30,142

Short-term debt and capital leases	$383,873	$
Long-term debt:
Long-term debt, less current portion	1,342,428
Notes offered hereby	—
Capital lease obligations	533,445

Long-term debt	$1,875,873	$
Stockholders’ equity:
Common stock, $1.00 par value; 200,000,000 shares authorized; 150,670,000 issued and outstanding at February 23, 2002	150,670
Additional paid-in capital	121,444
Retained earnings	1,987,539
Treasury stock	(335,885)
Accumulated other comprehensive loss	(7,075)

Total stockholders’ equity	$1,916,693	$

Total capitalization	$4,176,439	$

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture dated as of July 1, 1987, as supplemented, between us and Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, as trustee. The following summary of the particular terms of the notes offered hereby supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the caption “Description of Debt Securities” in the accompanying prospectus. Terms used but not defined in this prospectus supplement or in the accompanying prospectus have the meanings given to them in the indenture.

Terms of the Notes

The notes will be our unsecured and unsubordinated obligations and will rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, the notes will be effectively subordinated to all existing and future obligations of our subsidiaries. The rights of SUPERVALU, and the rights of its creditors, including the holders of the notes, to participate in any distribution of the assets of any of its subsidiaries upon that subsidiary’s liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of that subsidiary, except to the extent that SUPERVALU’s claims as a creditor of that subsidiary may be recognized.

We are initially offering the notes in an aggregate principal amount of $            . The indenture does not limit the aggregate principal amount of debt securities that we may issue. We may, without the consent of the holders of notes, “reopen” the notes series and issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes being offered. Any additional notes having the same terms, together with the notes in this offering, will constitute a single series of notes under the indenture.

The notes will mature on             . The notes will bear interest at a rate of             % per year. Interest on the notes will accrue from             , 2002 or from the most recent interest payment date to which interest has been paid or provided for. We will pay interest twice a year in arrears on              and              of each year, beginning             , 2002. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay interest to the person in whose name the note is registered at the close of business on              or             , as applicable, preceding the interest payment date.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, then the payment of principal, premium, if any, or interest will be made on the next business day, and no interest will accrue on the amount payable for the period from and after the interest payment date, redemption date or maturity date, as applicable. “Business day,” as used in this prospectus supplement, means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

We will issue the notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

We expect that payments of principal of, premium, if any, and interest on the notes will be made in accordance with the procedures of The Depository Trust Company, or DTC, and its participants in effect from time to time. Notes may be transferred or exchanged only through a participating member of DTC. See “—Book-Entry System.”

In some circumstances, we may elect to discharge our obligations on the notes through defeasance or covenant defeasance. See “Description of Debt Securities—Defeasance Provisions” in the accompanying prospectus for more information about how we may do this.

The notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

Optional Redemption

We may, at our option, redeem all or any portion of the notes at any time and from time to time, upon at least 30 days’ notice mailed to the registered address of each holder of the notes to be redeemed. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; or

•
the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus      basis points as determined by the Reference Treasury Dealer (as defined below);

plus, in either case, accrued interest on the principal amount of notes being redeemed to the redemption date. However, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable to the registered holders as of the close of business on the relevant record date.

“Treasury Rate” means, for any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means, for any redemption date, the U.S. Treasury security selected by the Reference Treasury Dealer appointed by us as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, for any redemption date, (A) the average of the four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations actually obtained by the trustee.

“Reference Treasury Dealer” means Banc One Capital Markets, Inc. or J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the particular notes to be redeemed will be selected by a method the trustee deems to be fair and appropriate.

Book-Entry System

We will issue the notes in book-entry form. The notes will be represented by one or more permanent global notes in definitive fully registered form. Each global note will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. or another nominee designated by DTC.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act.

DTC holds securities for its participants and facilitates the clearance and settlement of securities transactions among participants through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants (including the underwriters) and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

Purchases of notes must be made by or through direct participants, which will receive a credit for the notes in book-entry form on DTC’s records. The ownership interest of each actual purchaser of each note represented by a global note is, in turn, to be recorded on the records of direct participants and indirect participants. Owners of beneficial interests in a global note will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Ownership of beneficial interests in global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons held through participants). Transfers of ownership interests in a global note are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security for that interest.

We will make payments of principal of, premium, if any, and interest on the global note in immediately available funds to DTC or its nominee, as the registered owner of the notes. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that when DTC or its nominee receives any payment on the notes represented by a global note, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global note as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global note held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in the names of nominees of those customers. The participants will be responsible for such payments.

So long as DTC or its nominee is the registered owner of a global note, DTC or the nominee will be considered the sole record owner or holder of the notes represented by that global note for all purposes under the indenture and the notes. Except as provided below under the caption “—Certificated Notes,” owners of beneficial interests in a global note will not be entitled to have the notes registered in their names, will not be entitled to receive the notes in the form of a physical certificate and will not be considered the owners or holders of the notes under the indenture. Accordingly, each person owning a beneficial interest in a global note must rely on DTC’s procedures and, if that person is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or any owner of a beneficial interest in a global note desires to give any notice or take any action that a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take the desired action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners.

Certificated Notes

We will exchange interests in a global note for physical certificates representing the notes only if:

•
DTC notifies us that it is no longer willing or able to act as a depositary for the global notes or it ceases to be a clearing agency registered under the Securities Exchange Act, and, in either case, we have not appointed a successor depositary within 90 days of that notice;

•	an event of default on the notes has occurred and is continuing; or

•	we decide not to have the notes represented by global notes.

Same-Day Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. So long as the notes are represented by the global notes, the notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds.

Regarding the Trustee

Deutsche Bank Trust Company Americas, formerly known as Bankers Trust Company, is trustee under the indenture, pursuant to which some of our debt securities are outstanding. Deutsche Bank Trust Company Americas is also trustee of our Master Investment Trust which, together with its component separate trusts, serves as the investment vehicle for several different defined benefit and defined contribution tax-qualified retirement plans maintained by us and our subsidiaries. Deutsche Bank Trust Company Americas maintains normal banking relationships with us. In addition, Deutsche Bank Trust Company Americas performs investment management services for SUPERVALU.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below severally, but not jointly, has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of the notes set forth opposite the underwriter’s name below. Banc One Capital Markets, Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers for our offering of the notes.

Underwriters	Principal Amount of Notes
Banc One Capital Markets, Inc.
J.P. Morgan Securities Inc.
Harris Bankcorp, Inc.
Rabobank International
U.S. Bancorp Piper Jaffray
Wachovia Securities, Inc.

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters have advised us that they propose initially to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not to exceed             % of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed             % of the principal amount of the notes on sales to other dealers. After the initial public offering of the notes, the representatives may change the public offering price and concession.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by SUPERVALU
Per note	%

The notes are a new issue of securities with no established trading market. We currently have no intention to list the notes on any securities exchange or quotation system. The underwriters have advised us that, following the completion of this offering, the underwriters presently intend to make a market in the notes, as permitted by applicable laws and regulations. The underwriters, however, are under no obligation to do so and may discontinue any market-making at any time without notice and at the sole discretion of the underwriters. No assurance can be given as to the development or liquidity of any trading market for the notes.

In connection with the offering, the underwriters and their affiliates may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when they, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. One or more of the underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be $            .

Certain of the underwriters and their affiliates have performed investment banking and advisory services and commercial banking services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements as of February 23, 2002 and February 24, 2001 and for each of the fiscal years in the three-year period ended February 23, 2002 incorporated by reference in this prospectus supplement have been audited by KPMG LLP, independent auditors, as set forth in their report, which is incorporated herein by reference, and have been so incorporated by reference in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and 233 Broadway, New York, New York 10279. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and their copy charges. Our common stock is listed on the New York Stock Exchange, and you may also inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to incorporate by reference the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus supplement:

•	our annual report on Form 10-K for the fiscal year ended February 23, 2002; and

•	our current report on Form 8-K filed on April 23, 2002.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the end of the offering of the notes. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of these documents, except for exhibits which are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at:

Corporate Secretary
SUPERVALU INC.
11840 Valley View Road
Eden Prairie, Minnesota 55344
(952) 828-4000
Telecopy: (952) 828-4403

$850,000,000

SUPERVALU INC.

Debt Securities

We may from time to time issue up to $850,000,000 aggregate principal amount of debt securities. The accompanying prospectus supplement will specify the terms of these securities.

We may sell these securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters or agents will be in any accompanying prospectus supplement.

This prospectus may not be used to carry out sales of securities unless accompanied by a prospectus supplement.

Our principal executive offices are located at 11840 Valley View Road, Eden Prairie, Minnesota 55344. Our telephone number is (952) 828-4000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 11, 2000

Cautionary Statement Regarding Forward-Looking Statements	2
About This Prospectus	3
About SUPERVALU	3
Ratios of Earnings To Fixed Charges	3
Use of Proceeds	4
Description of Debt Securities	4
Plan of Distribution	13
Validity of Debt Securities	14
Experts	15
Where You Can Find More Information	15

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of SUPERVALU, including, without limitation, statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “estimates,” “will,” “outlook” or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, matters described in the documents incorporated by reference herein and the following factors:

•	the impact of changing economic or business conditions;

•	the competitive practices in the retail food and food distribution industries;

•	the nature and extent of the consolidation of the retail food and food distribution industries;

•	the ability of SUPERVALU to attract and retain customers for its businesses and to control food distribution costs;

•	the ability of SUPERVALU to grow through acquisitions and to assimilate the acquired entities;

•	the ability of SUPERVALU to continue to retain quality franchised and licensed retail store operators;

•	the availability of favorable credit and trade terms;

•	food price changes; and

•	other risk factors inherent in the retail food and food distribution businesses.

See “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that SUPERVALU filed with the SEC using a shelf registration process. Under this shelf process, we may sell debt securities in one or more offerings up to a total principal amount of $850,000,000 or the equivalent of this amount in foreign currencies.

This prospectus provides a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement, together with the additional information described under “Where You Can Find More Information.”

ABOUT SUPERVALU

We are the nation’s tenth largest supermarket retailer and largest food distributor based on revenues. We conduct our retail operations under three principal store formats: price superstores, under such retail banners as Cub Foods, Shop ‘n Save, Shoppers Food Warehouse, Metro and biggs; limited assortment stores, under the retail banner Save-A-Lot; and combination food and drug stores, under such retail banners as Farm Fresh, Hornbachers, Scott’s Foods and Laneco. We also sell food and non-food products at wholesale throughout the United States to retail food stores, mass merchants and through other logistics arrangements. As of June 17, 2000, we conducted our retail operations through 1,125 retail food stores, including 663 licensed limited assortment stores. In addition, as of June 17, 2000, we were affiliated with 5,900 retail food stores in 48 states as the primary supplier of approximately 3,300 stores and a partial supplier of approximately 2,600 stores.

Our principal executive offices are located at 11840 Valley View Road, Eden Prairie, Minnesota 55344. Our telephone number is 952-828-4000.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows our ratios of earnings to fixed charges for the periods indicated. Fiscal year 1998 included 53 weeks; all other fiscal years included 52 weeks.

	16 Weeks Ended			Fiscal Year Ended
	June 17, 2000	June 19, 1999		Feb. 26, 2000		Feb. 27, 1999	Feb. 28, 1998		Feb. 22, 1997	Feb. 24, 1996
Ratio of Earnings to Fixed Charges:
Including one-time items	2.59	4.71	(a)	3.47	(a)	3.17	3.49	(b)	2.72	2.63
Excluding one-time items	2.59	3.23		3.14		3.17	2.90		2.72	2.63

(a)	Reflects a pre-tax gain on the sale of Hazelwood Farms Bakeries of $163.7 million and a pre-tax restructuring charge of $103.6 million.
(b)	Reflects a pre-tax gain on the sale of Shopko Stores, Inc. of $90.0 million.

For purposes of these ratios, earnings consist of earnings from operations before income taxes, adjusted for the portion of fixed charges deducted from those earnings. Fixed charges consist of interest on indebtedness (including capital lease obligations), amortization of debt expense and the portion of interest expense on operating leases we believe to be representative of the interest factor.

USE OF PROCEEDS

Unless otherwise specified in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the debt securities for general corporate purposes, which may include, among other things, working capital, capital expenditures, debt repayment, the financing of possible acquisitions or stock repurchases.

DESCRIPTION OF DEBT SECURITIES

We describe below some of the general terms of the debt securities. The prospectus supplement will describe the particular amounts, prices and terms of the series of debt securities we are offering. The prospectus supplement will also indicate the extent, if any, to which some of the general terms may not apply to the debt securities being offered.

We will issue the debt securities under an indenture dated as of July 1, 1987, as supplemented, between us and Bankers Trust Company, as trustee. The indenture and each supplemental indenture have been filed as exhibits to, or incorporated by reference into, the registration statement which includes this prospectus. The terms of the debt securities include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. Section references below are to the sections in the indenture.

The following description of the material provisions of the indenture is only a summary. We have provided the definitions of some terms used in this summary under the caption “—Certain Definitions.” We urge you to read the indenture because it, and not this description, defines your rights as holders of the debt securities.

General

The indenture does not limit the amount of debt securities we may issue. We may issue additional debt securities under the indenture in one or more series, from time to time. The debt securities will be unsecured and unsubordinated obligations of SUPERVALU and will rank equally and ratably with our other unsecured and unsubordinated indebtedness.

Unless we otherwise indicate in the prospectus supplement, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. Holders may present debt securities for exchange, and registered debt securities for transfer, in the manner and at the places set forth in the applicable prospectus supplement. Subject to the limitations provided in the indenture, no service charge will be imposed for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge associated with the transfer or exchange.

If the debt securities are redeemable, we will not be required to:

•
issue, register the transfer of or exchange debt securities during the period beginning at the opening of business 15 days before any selection of debt securities to be redeemed and ending at the close of business on the day of mailing of the notice of redemption; or

•	register the transfer of or exchange any debt securities, or portion thereof, called for redemption, except the unredeemed portion of any debt securities being redeemed in part.

Unless we otherwise indicate in the prospectus supplement, we will pay the principal, premium, if any, and interest on the offered debt securities at the office or agency maintained by SUPERVALU for that purpose in the Borough of Manhattan, The City of New York. However, at our option, we may pay interest by check mailed to the address of the persons entitled to the payment or by transfer to an account maintained by the payee with a bank located in the United States. The office or agency initially maintained by SUPERVALU for the foregoing purposes will be the office of the trustee.

If any interest payment date, redemption date or maturity date of any of the offered debt securities is not a business day at any place of payment, then payment of principal, premium, if any, and interest need not be made at that place of payment on that date but may be made on the next succeeding business day at that place of payment. No interest will accrue on the amount payable for the period from and after that interest payment date, redemption date or maturity date, as the case may be.

The indenture does not limit the amount of indebtedness that we or our subsidiaries may issue. The indenture does not contain covenants or other provisions designed to afford holders of debt securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence. If this protection is provided for the offered debt securities, we will describe the applicable provisions in the prospectus supplement relating to those debt securities.

Terms

The prospectus supplement, including any separate pricing supplement, relating to a series of debt securities being offered will describe the following terms:

•	the title of the offered debt securities;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the purchase price of the offered debt securities;

•	the date or dates on which the offered debt securities will be payable;

•	the rate or rates, which may be fixed or variable, at which the offered debt securities will bear interest, if any, and the date or dates from which that interest will accrue;

•	the dates on which interest, if any, on the offered debt securities will be payable and the regular record dates for the interest payment dates;

•	any mandatory or optional sinking funds or similar provisions or provisions for redemption at the option of the issuer;

•
the date, if any, after which and the price or prices at which the offered debt securities may, in accordance with any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of those optional or mandatory redemption provisions;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the offered debt securities will be issuable;

•
if other than the principal amount of the offered debt securities, the portion of the principal amount of the offered debt securities which will be payable upon the declaration of acceleration of the maturity of the offered debt securities;

•	the currency of payment of principal, premium, if any, and interest on the offered debt securities;

•	any index used to determine the amount of payment of principal, premium, if any, and interest on the offered debt securities;

•	whether the provisions described under “Defeasance Provisions” apply to the offered debt securities;

•
if the offered debt securities will be issuable only in the form of one or more global securities as described under “Global Securities,” the depository or its nominee with respect to the series of debt securities and the circumstances under which a global security may be registered for transfer or exchange in the name of a person other than the depository or the nominee; and

•	any other special feature of the offered debt securities.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to those debt securities will describe the federal income tax consequences and other special considerations applicable to them. In addition, if we issue any debt securities denominated in foreign currencies or currency units, the prospectus supplement relating to those debt securities will also describe any federal income tax consequences and other special considerations applicable to them.

Global Securities

We may issue the offered debt securities of a series in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. We may issue global securities in a denomination equal to the aggregate principal amount of outstanding debt securities of the series.

Unless it is exchanged in whole or in part for the individual debt securities it represents, a global security may be transferred only as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement related to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

When we issue a global security, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary, which we refer to as the participants. Those accounts will be designated by the dealers, underwriters or agents related to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered the owners or holders under the indenture relating to those debt securities.

Payments of principal, premium, if any, and interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing these debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests of the global security.

We expect that the depositary or its nominee, after receipt of any payment of principal, premium, if any, or interest relating to a permanent global security representing any series of debt securities, will immediately credit the participants’ accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” Those payments will be the sole responsibility of those participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that case, we will issue individual debt securities of that series in exchange for the global security or securities. Further, if we specify, the owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In this instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in denominations, unless we specify otherwise, of $1,000 or integral multiples of $1,000.

Some Covenants

Restrictions on Liens.    The indenture provides that we will not, and we will not permit any Domestic Subsidiary to, issue, assume or guarantee any Debt if the Debt is secured by any mortgage, security interest, pledge, lien or other encumbrance (“mortgage”) upon any Operating Property of SUPERVALU or any Domestic Subsidiary or upon any shares of stock or indebtedness of any Domestic Subsidiary, whether owned at the date of the indenture or thereafter acquired, without effectively securing the debt securities equally and ratably with the Debt. This restriction does not apply to:

(1)
mortgages on any property acquired, constructed or improved by us or any Domestic Subsidiary after July 1, 1987, which are created or assumed contemporaneously with, or within 180 days after, that acquisition or completion of that construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within the 180-day period) to secure or provide for the payment of all or any part of the purchase price or cost thereof incurred after July 1, 1987, or mortgages existing on property at the time of its acquisition (including acquisition through merger or consolidation);

(2)	mortgages on property of any corporation existing at the time it becomes a Domestic Subsidiary;

(3)	mortgages to secure Debt of a Domestic Subsidiary to SUPERVALU or to another Domestic Subsidiary;

(4)
mortgages in favor of governmental bodies to secure partial progress, advance or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to the mortgages; or

(5)
mortgages for extending, renewing or replacing Debt secured by any mortgage referred to in clauses (1) to (4), inclusive, above or in this clause (5) or any mortgage existing on the date that debt securities were first issued under the indenture, provided that the principal amount of the new Debt secured by the relevant mortgage does not exceed the principal amount of the Debt so secured at the time of the extension, renewal or replacement and that the extension, renewal or replacement is limited to all or a part of the property which secured the mortgage so extended, renewed or replaced and improvements on that property.

This restriction does not apply to the issuance, assumption or guarantee by us or any Domestic Subsidiary of a Debt secured by a mortgage which would otherwise be subject to the foregoing restrictions up to an aggregate amount which, together with all other secured Debt of SUPERVALU and our Domestic Subsidiaries (not including secured Debt permitted under the foregoing exceptions) and the Value of Sale and Lease-back Transactions existing at that time (other than Sale and Lease-back Transactions the proceeds of which have been applied to the retirement of debt securities or of Funded Debt or to the purchase of other Operating Property, and other than Sale and Lease-back Transactions in which the property involved would have been permitted to be mortgaged under clause (1) above), does not exceed the greater of $200,000,000 or 10% of Consolidated Net Tangible Assets. (Section 1007)

Restrictions on Sale and Lease-back Transactions.    The indenture provides that we will not, and we will not permit any Domestic Subsidiary to, enter into any Sale and Lease-back Transaction unless the net proceeds of the Sale and Lease-back Transactions are at least equal to the fair value (as determined by the Board of Directors or the President or any Vice President of SUPERVALU) of the Operating Property to be leased and either:

(1)
SUPERVALU or the Domestic Subsidiary would be entitled to incur Debt secured by a mortgage on the property to be leased without securing the debt securities, pursuant to clause (1) of the first paragraph or pursuant to the second paragraph under “—Some Covenants—Restrictions on Liens;” or

(2)	the Value thereof would be an amount permitted under the second paragraph under “—Some Covenants—Restrictions on Liens;” or

(3)
SUPERVALU, within 120 days of the effective date of any such arrangement (or in the case of (iii) below, within six months thereafter pursuant to a firm purchase commitment entered into within such 120 day period), applies an amount equal to the fair value (as so determined) of the Operating Property:

(a)	to the redemption or repurchase of debt securities;

(b)	to the payment or other retirement of certain Funded Debt of SUPERVALU or a Domestic Subsidiary; or

(c)	to the purchase of Operating Property (other than that involved in the Sale and Lease-back Transaction). (Section 1008)

Other than the above-described covenants, there are no covenants or provisions contained in the indenture which may afford holders of notes protection in the event of a highly leveraged transaction involving SUPERVALU.

Certain Definitions

The term “Consolidated Net Tangible Assets” means the total of all the assets appearing on the consolidated balance sheet of SUPERVALU and its Subsidiaries less the following:

(1)	current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of original creation thereof but maturing within 12 months from the date of determination;

(2)	reserves for depreciation and other asset valuation reserves;

(3)	intangible assets including, without limitation, such items as goodwill, trademarks, trade names, patents and unamortized debt discount and expenses; and

(4)	appropriate adjustments on account of minority interests of other Persons holding stock in any Subsidiary. (Section 101)

The term “Debt” means all indebtedness for money borrowed.

The term “Domestic Subsidiary” means any Subsidiary which owns an Operating Property. (Section 101)

The term “Funded Debt” means any Debt which by its terms matures at or is extendible or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than 12 months after the date of the creation of that Debt.

The term “Operating Property” means any manufacturing or processing plant, office facility, retail store, warehouse, distribution center or equipment located within the United States of America or its territories or possessions and owned and operated now or hereafter by SUPERVALU or any Domestic Subsidiary and having a book value on the date as of which the determination is being made of more than 0.65% of Consolidated Net Tangible Assets. (Section 101)

The term “Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term “Sale and Lease-back Transaction” means any arrangement with any Person providing for the leasing to SUPERVALU or any Domestic Subsidiary of any Operating Property (except for temporary leases for a term, including any renewal thereof, of not more than 36 months and except for leases between SUPERVALU and a Domestic Subsidiary or between Domestic Subsidiaries), which Operating Property has been or is to be sold or transferred by SUPERVALU or such Domestic Subsidiary to that Person.

The term “Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by SUPERVALU or by one or more other Subsidiaries, or by SUPERVALU and one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

The term “Value” means, with respect to a Sale and Lease-back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds from the sale or transfer of the property leased pursuant to that Sale and Lease-back Transaction or (2) the fair value in the opinion of the Board of Directors or the President or any Vice President of SUPERVALU of that property at the time of entering into the Sale and Lease-back Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease which is part of the Sale and Lease-back Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of such term, without regard to any renewal or extension options contained in the lease. (Section 101)

Consolidation, Merger and Sale of Assets

The indenture provides that we may, without the consent of any holders of any debt securities, consolidate or merge with or into, or convey, transfer or lease our property and assets substantially as an entirety to, any Person, and any other Person may consolidate or merge with or into us, or convey, transfer or lease its property and assets substantially as an entirety to us, so long as:

•
the Person (if other than SUPERVALU) formed by the consolidation or into which we are merged or which acquires or leases our assets substantially as an entirety is organized and existing under the laws of any United States jurisdiction and assumes our obligations under the debt securities, the indenture and the related registration rights agreements;

•
after giving effect to the transaction, no Event of Default with respect to the debt securities, and no event which, after notice or lapse of time or both, would become an Event of Default with respect to the debt securities shall have happened and be continuing;

•
if, as a result of that consolidation or merger or that conveyance, transfer or lease, our properties or assets would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the indenture, we or the successor corporation to us, as the case may be, effectively secure the debt securities equally and ratably with (or prior to) all indebtedness secured thereby; and

•	certain other conditions are met. (Article Eight)

Events of Default

“Event of Default” under the indenture means, with respect to any series of debt securities, any of the following (Section 501):

•	default in the payment of principal or premium, if any, on any debt security of that series when due;

•	default in the payment of any interest on any debt security of that series when due, continued for 30 days;

•
default in the performance, or breach, of any of our other covenants in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), continued for 60 days after written notice to us by the trustee or the registered holders of at least 10% in principal amount of the applicable series of debt securities; and

•	certain events in bankruptcy, insolvency or reorganization pertaining to SUPERVALU.

If an Event of Default with respect to any series of debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series, by notice to us, may declare the principal of all of the debt securities of that series to be due and payable immediately and upon such declaration the principal amount will become immediately due and payable. However, at any time after a declaration of acceleration with respect to a series of debt securities has been made, but before a judgment or decree based on the acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver of defaults, see “—Modification and Waiver.”

The indenture provides that, subject to the duty of the trustee during a default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless those holders offer to the trustee reasonable indemnity. (Section 603) Subject to the provisions for indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512)

No holder of any debt securities will have any right to institute any proceeding related to the indenture or for any remedy thereunder unless:

•	the holder previously has given written notice to the trustee of a continuing Event of Default with respect to the debt securities;

•
the holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series have made written request to the trustee to institute the proceeding as trustee, and offered to the trustee reasonable indemnity against costs, expenses and liabilities incurred in compliance with the request;

•	in the 60-day period following receipt of the notice, request and offer of indemnity referred to above, the trustee has failed to initiate the proceeding; and

•
during the 60-day period, the trustee has not received from the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with that request. (Section 507)

Notwithstanding the provisions described in the immediately preceding paragraph or any other provision of the indenture, the holder of any debt security will have the right, which is absolute and unconditional, to receive payment of the principal, premium, if any, and interest on that debt security and to institute suit for enforcement of any payment, and that right will not be impaired without the consent of that holder. (Section 508)

We will be required to furnish to the trustee annually a statement as to the performance by us of certain of our obligations under the indenture. (Section 704)

Modification and Waiver

We and the trustee may modify and amend the indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of each affected series. However, without the consent of each affected holder, no modification or amendment may:

•	change the stated maturity date of the principal, or any installment of principal or interest, on any debt security;

•	reduce the principal, premium, if any, or any interest on any debt security;

•
change any obligation of SUPERVALU to maintain an office or agency in the places and for the purposes specified in the indenture or the currency of payment of principal or interest on any debt security;

•	impair the right to institute suit to enforce any payment after the stated maturity date or redemption date;

•	reduce the percentage of the principal amount of debt securities required to approve any modification or amendment of the indenture;

•	reduce the percentage of the principal amount of debt securities required to approve any waiver of compliance with provisions of the indenture or waiver of defaults; or

•	modify certain provisions of the indenture. (Section 902)

SUPERVALU and the trustee may, without the consent of any holders of debt securities, modify the indenture to, among other things:

•	evidence the succession of another Person as obligor under the indenture and the debt securities;

•	add to our covenants under the indenture or add additional Events of Default;

•
change or eliminate any provision of the indenture, provided that the change or elimination becomes effective only when there is no outstanding debt security which is entitled to the benefit of that provision;

•	secure the debt securities pursuant to the requirement described above under “—Some Covenants—Restrictions on Liens;”

•	establish the form or terms of a series of debt securities; or

•
cure any ambiguity, correct or supplement any provision which may be inconsistent, or make any other provision as to matters or questions under the indenture, provided that action does not adversely affect the interests of holders of debt securities of any series in any material respect. (Section 901)

The holders of a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive, insofar as that series is concerned, our compliance with specified restrictive covenants in the indenture, including those described above under “—Some Covenants.”

(Section 1012) The holders of a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series. However, they may not waive a default in the payment of principal, premium, if any, or interest on any debt security of that series or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series affected. (Section 513)

Defeasance Provisions

Defeasance and Discharge.    The indenture provides that, if principal and any interest on the debt securities of any series are denominated and payable in United States dollars, we will be discharged from any and all obligations in respect of the debt securities of that series (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost, destroyed or mutilated debt securities, maintain offices or agencies and hold moneys for payment in trust) upon the deposit with the trustee, in trust, of money, government obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities of that series on the stated maturity date of the payments in accordance with the terms of the indenture and the debt securities.

This type of discharge may only occur if there has been a change in applicable federal law or we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of that discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the discharge had not occurred. In addition, this type of discharge may only occur so long as no Event of Default or event which, with notice or lapse of time, would become an Event of Default with respect to the debt securities of that series occurs during the period ending on the 91st day after the cash or government obligations are deposited in trust and other conditions specified in the indenture are satisfied. (Section 403)

The term “government obligations” means securities of the government which issued the currency in which the debt securities of the series are denominated or in which interest is payable or of government agencies backed by the full faith and credit of that government. (Section 101)

Defeasance of Certain Covenants.    The indenture also provides that, if the debt securities of any series are payable in United States dollars, we may omit to comply with the covenants described above under “—Some Covenants” with respect to the debt securities of that series if we comply with the following conditions. To exercise this option, we must:

(1)
deposit with the trustee money, government obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities of that series on the stated maturity date of the payments in accordance with the terms of the indenture and the debt securities; and

(2)
deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the debt securities of that series to recognize income, gain or loss for federal income tax purposes and that those holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and covenant defeasance had not occurred, and to satisfy other conditions specified in the indenture. (Section 1011)

Covenant Defeasance and Events of Default.    In the event we exercise our option to effect covenant defeasance with respect to the debt securities of any series and those debt securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity dates but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the Event of Default. However, we shall remain liable for those payments.

Regarding the Trustee

Bankers Trust Company is trustee under the indenture, pursuant to which some of our debt securities are outstanding. Bankers Trust Company is also trustee of our Master Investment Trust which, together with its component separate trusts, serves as the investment vehicle for several different defined benefit and defined contribution tax-qualified retirement plans maintained by us and our subsidiaries. Bankers Trust Company maintains normal banking relationships with us, including participating in and acting as Administrative Agent under our revolving line of credit, acts as agent for the issuance of our commercial paper and provides cash management and other services for us in the normal course of our business. In addition, Bankers Trust Company performs investment management services for SUPERVALU.

PLAN OF DISTRIBUTION

We may sell the offered debt securities:

•	through underwriters or dealers;

•	directly to one or a limited number of institutional purchasers;

•	through agents; or

•	through some combination of these methods.

This prospectus or the applicable prospectus supplement will describe the terms of the offering of any debt securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from the sale, including any underwriting commissions or other items constituting underwriters’ compensation.

By Underwriters

If underwriters are used in the sale, the offered debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public price or at varying prices determined at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless the applicable prospectus supplement specifies otherwise, the obligations of the underwriters or agents to purchase the offered debt securities will be subject to some conditions. The underwriters will be obligated to purchase all the offered debt securities if any of the securities are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters’ compensation may be changed from time to time.

By Dealers

If a dealer is used in the sale of any offered debt securities, we will sell those debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale.

By Agents

We may also sell offered debt securities through agents. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

By Direct Sales

We may also directly sell offered debt securities. In this case, no underwriters, dealers or agents would be involved.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered debt securities may be deemed underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation described in a prospectus supplement.

If the applicable prospectus supplement so indicates, we will authorize agents, underwriters or dealers to solicit offers by some specified institutions to purchase offered debt securities from us at the public offering price specified in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions stated in the prospectus supplement, and the prospectus supplement will specify the commission payable for solicitation of the contracts.

Under agreements entered into with us, agents and underwriters who participate in the distribution of the offered debt securities may be entitled to indemnification by us against some civil liabilities, including liabilities under the Securities Act, or to contribution regarding payments that the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

The offered debt securities will be a new issue of securities with no established trading market. Any underwriters or agents to or through whom we sell the debt securities for public offering and sale may make a market in the debt securities. The underwriters or agents are not obligated to make a market in the offered debt securities and may discontinue market making at any time without notice. We cannot predict the liquidity of the trading market for any debt securities.

In connection with an offering of our debt securities, underwriters, dealers or agents may purchase and sell them in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of some bids or purchases for the purpose of preventing or slowing a decline in the market price of the debt securities, and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. Underwriters may also impose a penalty bid, which means that the underwriting syndicate may reclaim selling concessions allowed to syndicate members or other broker dealers who sell securities in the offering for their account if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. If these activities are commenced, they may be discontinued at any time without notice. These transactions may be effected on any securities exchange on which the debt securities may be listed, in the over-the-counter market or otherwise.

VALIDITY OF DEBT SECURITIES

The validity of the debt securities will be passed upon for SUPERVALU by Dorsey & Whitney LLP, Minneapolis, Minnesota and, unless otherwise indicated in the applicable prospectus supplement, for the underwriters or agents, as the case may be, by Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements as of February 26, 2000 and February 27, 1999 and for each of the fiscal years in the two-year period ended February 26, 2000 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended February 26, 2000, have been audited by KPMG LLP, independent auditors, as set forth in their report, which is incorporated herein by reference, and have been so incorporated by reference in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements for the fiscal year ended February 28, 1998 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended February 26, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report, which is incorporated herein by reference, and have been so incorporated by reference in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s Web site at “http://www.sec.gov.” You may also read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as any regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and their copy charges. Our common stock is listed on the New York Stock Exchange, and you may also inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 to register the debt securities offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information included or incorporated in the registration statement. The full registration statement can be obtained from the SEC as indicated above.

The SEC allows us to incorporate by reference the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

•	our annual report on Form 10-K for the fiscal year ended February 26, 2000;

•	our quarterly report on Form 10-Q for the fiscal quarter ended June 17, 2000; and

•	our current report on Form 8-K filed on April 17, 2000.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we sell all of the debt securities offered by this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this prospectus or any prospectus supplement, except for exhibits which are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at:

Investor Relations
SUPERVALU INC.
11840 Valley View Road
Eden Prairie, Minnesota 55344
(952) 828-4000
Telecopy: (952) 828-4838

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. We are not offering to sell the debt securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

$

            % Notes due

PROSPECTUS SUPPLEMENT

May     , 2002

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